Exhibit 99.138

DeFi Technologies and Zero Computing Announce Strategic Partnership over Integrating Validator, Trading and ZK Infrastructure

●	Strategic Partnership: DeFi Technologies partners with Zero Computing to build critical infrastructure, enhancing DeFi Alpha, the Company’s arbitrage trading desk. This partnership aims to improve arbitrage discovery and execution capabilities while advancing zero-knowledge enabled Maximal Extractable Value (MEV) strategies.

●	Pomp Podcast: CEO of Zero Computing, Christopher Tam, will be featured on the Pomp Podcast next week to explain the value of zero-knowledge and how it complements DeFi Technologies' infrastructure business line.

●	Enhanced Trading Infrastructure: Leveraging Zero Computing's advanced zero-knowledge proof capabilities will optimize DeFi Alpha’s algorithmic strategies, improve transaction privacy, and increase operational efficiency.

●	Multi-Chain Expansion: Zero Computing will introduce verifiable computation to the Solana blockchain, marking a significant milestone in expanding zero-knowledge proofs across diverse blockchain ecosystems, reshaping the landscape of decentralized finance.

Toronto, Canada, July 30, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (“DeFi”), is pleased to announce a strategic partnership (the “Partnership”) with Zero Computing, a pioneer in verifiable computation on Ethereum and Solana. This partnership aims to build critical infrastructure to enhance the arbitrage discovery and execution capabilities of DeFi Technologies' specialized trading desk, DeFi Alpha, and advance capabilities for capturing zero-knowledge enabled Maximal Extractable Value (“MEV”).

Key Highlights of the Partnership:

●	Multi-Chain ZK Proving Platform: Zero Computing has developed an interoperable, chain-agnostic platform for generating zero-knowledge proofs. This platform is positioned to handle proofs on both Ethereum and Solana, with plans to expand to additional chains.

●	Unlocking Trading Strategies: The Partnership will focus on developing novel trading strategies to bolster DeFi Alpha trading desk operations for zero-knowledge enabled MEV.

○	MEV (Maximal Extractable Value) refers to the maximum value that can be extracted from block production in a blockchain network. This can include transaction fees and arbitrage opportunities available to block producers. Zero-knowledge proofs are a novel form of block production and represent a new paradigm of MEV.

●	Vertical Integration: The Partnership aims to vertically integrate the supply chain, making Zero Computing an essential part of novel trading strategies by focusing on the role of generating zero-knowledge proofs.

●	Innovative Financial Products: DeFi Technologies plans to leverage Zero Computing's technology to develop innovative financial products, including zero-knowledge index Exchange Traded Products (“ETPs”).

Integrating Zero Computing Innovations

Zero Computing is pioneering a novel method for extracting MEV using zero-knowledge proofs. This cutting-edge approach offers multiple benefits, including:

●	Enabling zero-dollar transaction fees through MEV redistribution

●	More efficient utilization of blockspace

●	A sustainable economic model for generating zero-knowledge proofs

As the final entity interacting with a block before finalization, Zero Computing plays a crucial role in the zero-knowledge supply chain, making it an essential component in advanced trading strategies.

Expanding Horizons: Bringing Verifiable Computation to Solana

In a significant move, Zero Computing is now leading efforts to introduce verifiable computation to the Solana blockchain designed to enable off-chain execution of complex computations with on-chain verification. This initiative marks a major milestone in the expansion of zero-knowledge proofs across diverse blockchain ecosystems. By integrating these innovative technologies, Zero Computing, in collaboration with DeFi Technologies, is poised to reshape the landscape of decentralized finance.

Enhancing DeFi Technologies' Trading Infrastructure:

DeFi Alpha has already demonstrated success in generating substantial returns from low-risk arbitrage opportunities within the cryptocurrency market. Since inception in 2024, DeFi Alpha has generated C$133.1 million (US$97.5 million) in cash and digital asset equivalents. By leveraging Zero Computing's cutting-edge computational technology, DeFi Alpha will further optimize its algorithmic strategies and market analysis processes. This Partnership is expected to enhance the speed and accuracy of identifying arbitrage opportunities, enabling DeFi Alpha to capitalize on market inefficiencies more effectively.

Integrating Zero Computing’s technology will significantly enhance DeFi Alpha’s trading infrastructure. Incorporating advanced zero-knowledge proof capabilities will streamline trading processes, improve transaction privacy, and increase operational efficiency, bolstering the security and robustness of DeFi Alpha’s trading platform and enabling the development of more sophisticated trading strategies.

Additionally, CEO of Zero Computing, Christopher Tam, will be featured on the Pomp Podcast next week to explain the value of zero-knowledge and how it complements DeFi Technologies' infrastructure business line.

"Our partnership with Zero Computing marks a significant milestone in enhancing our trading capabilities and infrastructure,” said Olivier Roussy Newton, CEO of DeFi Technologies. “By integrating their cutting-edge zero-knowledge proof technology, we are not only improving the efficiency and privacy of our transactions but also paving the way for innovative trading strategies.”

"We are excited to collaborate with DeFi Technologies to bring our advanced verifiable computation solutions to their trading platform,” said Christopher Tam, CEO of Zero Computing. “Our zero-knowledge proof technology will enable DeFi Alpha to optimize arbitrage opportunities with greater speed and accuracy. The Partnership highlights our shared vision of pushing the boundaries of zero-knowledge technology and driving the future of decentralized finance."

About Zero Computing

Zero Computing is revolutionizing the generation of zero-knowledge proofs by providing specialized cloud infrastructure tailored to the specific needs of proof requests. Our platform orchestrates vast compute resources to deliver fast, efficient, and cost-effective proof generation. Key achievements include reducing proving times and significantly lowering costs for equivalent performance. For more information please visit https://zerocomputing.xyz/

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem. Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour's existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Toncoin (TON), Internet Computer (ICP), Chainlink (LINK), Core (CORE), Near (NEAR), Enjin (ENJ), Valour Bitcoin Staking (BTC), Bitcoin Carbon Neutral (BTCN), Hedera (HBAR), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

For more information on Valour, to subscribe, or to receive updates and financial information, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the Partnership; Zero Computing and the ZK Proving Platform and the ability of DeFi Alpha to identify trading opportunities; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to, the efficacy of the ZK Proving platform; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton

Chief Executive Officer

ir@defi.tech

(323) 537-7681

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